UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NCI, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.019 PAR VALUE

(Title of Class of Securities)

62886K104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michele R. Cappello

General Counsel, Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

703-707-6900

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N St. NW

Washington, DC 20037

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,168,013	$133.85

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 805,623 shares of Class A Common Stock, $0.019 par value, of NCI, Inc. will be purchased pursuant to this offer for an aggregate of $1,168,013 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133.85	Filing Party: NCI, Inc.
Form or Registration Number: Schedule TO	Date Filed: August 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

Item 4. Terms of the Transaction

SIGNATURES

INTRODUCTORY STATEMENT

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by NCI, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on August 22, 2012 (as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on August 24, 2012, and by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on August 29, 2012, the “Initial Statement”), and relates to an offer by the Company to purchase for cash certain of its outstanding stock options (“Eligible Options”) as set forth in the Offer to Purchase For Cash Certain Stock Options Granted or Assumed Under NCI, Inc. Stock Option Plan, dated August 22, 2012 (the “Offer to Purchase”), upon the terms and subject to the conditions set forth therein (the “Offer”).

This Amendment is made to report the results of the Offer. Other than as amended by this Amendment, all other terms of the Initial Statement remain the same.

Item 4.	Terms of the Transaction

Item 4 of the Initial Statement is hereby further amended and supplemented by the addition of the following:

“The Offer expired at 11:59 p.m., Eastern Time, on September 19, 2012. Pursuant to the Offer to Purchase, we accepted for purchase all properly tendered and not validly withdrawn Eligible Options. Such accepted Eligible Options represented the right to purchase an aggregate of 781,347 shares of NCI common stock. Upon the terms and subject to the conditions set forth in the Offer to Purchase, we will pay promptly to the holders of such Eligible Options an aggregate Cash Payment of $1,137,371.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2012

NCI, INC.

By:	/s/ Brian J. Clark
Brian J. Clark President